LOCL

Summer '19 Business Plan

"Localism, always, was defined as a return to purity."

Matt Warshaw, *The History of Surfing*



CONTENTS

OVERVIEW

LOCL is a premium, digitally-focused lifestyle brand that designs, develops, markets and sells the highest-quality surfing apparel in the world. LOCL is developing in response to the following facts and trends: (1) with an estimated global population of 25+ million, surfing is more popular than ever, and growth trends, particularly among adults, continue globally; and (2) a premium brand that effectively addresses the growing adult segment in the multi-billion dollar surfwear industry does not exist. The first LOCL line will debut in Autumn '19. After our debut, we intend to grow the LOCL range and become synonymous with the highest levels of performance, quality and style. Our mission is to become the world's most culturally distinctive and respected surfing apparel brand through an unwavering commitment to quality, innovation, design, customer experience, and social and environmental causes.

Source: *"Rising Popularity of Surfing as a Recreational and Sporting Activity Drives Growth in the Global Surfing Market,"* Global Industry Analysts, 2019.

INSPIRATION

Surfing is one of the world's most beautiful sports, and LOCL embraces the freedom, passion and commitment unique to surfers worldwide. With a timeless aesthetic, we honor the history of surfing, while innovating continuously and pushing the limits of modern surfing apparel design. Outside of the surfing world, several well-known brands also give inspiration and encouragement. These companies include: (1) Rapha®, whose high-quality cycling apparel and customer experience help the young brand earn roughly $100 million in annual sales and a recent acquisition for $260 million; (2) Patagonia®, whose iconic mountain brand and well-known commitment to the environment help them achieve annual sales over $1 billion; and (3) lululemon®, the now iconic yoga apparel brand that earns over $3 billion in sales per year and boasts a market valuation over $23 billion (Nasdaq: LULU).

CUSTOMERS

Our target customers include sophisticated and educated men and women who understand and appreciate the beauty, freedom and importance of living an active and passionate life. We believe our customers pursue surfing and other ocean activities to achieve physical fitness and inner peace. We expect to meet our customers' needs by incorporating style along with comfort and functionality into our products and by delivering them through our vertical retail strategy. While we will initially address the unique needs of men, we will also design products tailored specifically for women. We expect our customers will range in age from 25 to 54, but also believe longer-term growth in surfing participation will be reinforced as the Baby Boomer generation focuses more on longevity. We believe consumer purchase decisions to be driven by both an actual need for functional products as well as a desire to live a particular lifestyle. As such, we believe the credibility and authenticity of our brand expands our potential market well beyond just surfers to those who desire to simply lead an active life.

BRAND

The LOCL brand is quietly assured, unassuming, and world-class, and stands for leading a passionate and inspired surfing-focused lifestyle. We believe customers will come to associate LOCL with premium quality stylish apparel that incorporates technically advanced materials, innovative functional features, and a casually sophisticated and forward-thinking aesthetic. While the majority of our competition (e.g., Quiksilver®, O'Neill® and Volcom®) focus on trend-oriented teens, LOCL decidedly concentrates on mature, yet passionate adults. Our male and female customers are worldly, educated and relatively affluent, and inspired by the ocean, global culture, and the beauty, freedom and challenge of riding waves. To this point, however, they have not had a brand to embrace that reflects their elevated sense of style, desire for quality and modern values. LOCL represents an entirely new standard in surfing apparel.

OPPORTUNITY

The global surfing apparel market is projected to grow from $7.1 billon in ‘18 to $10.3 billion in ‘24. Currently, the U.S. makes up the majority of the market with a 53% share followed by Europe with 23% and Australia with 14%. While market shares are expected to remain the same, Australia is projected to grow the fastest annually over the next five years at 6%, followed by Europe at 5% and the U.S. at 5%. Once dominated by younger participants, surfing demographics are evolving. The majority of surfers in the U.S. are now 30+ years old, college students or graduates and 36% earn $100,000+ per year. Globally, the surfing apparel market is dominated by five major players: Quiksilver®, Billabong®, Rip Curl®, Hurley® and Volcom®. Each of these brands, however, shares a common target market focus: youth. For mature, passionate and more affluent surfers, however, a brand that inspires and excites and effectively addresses the premium segment simply does not exist.

Source: *"Rising Popularity of Surfing as a Recreational and Sporting Activity Drives Growth in the Global Surfing Market,"* Global Industry Analysts, 2019.

PRODUCTS

LOCL products represent the finest in apparel quality, and are designed for performance, functionality, comfort and style. Our offerings will be tailored specifically for men and women, and will include innovative technical and casual jackets, pants, shorts, shirts and sweaters, in addition to premium surfwear, wetsuits and accessories. Designed by world-class performance apparel designers, and responsibly produced by partners in the U.S. and abroad, the LOCL range will be on par with the likes of Rapha®, Aether® and Moncler®. In addition to our Foundation Collection, which we intend to fully develop over the coming years, we also intend to develop complimentary product lines, such as luggage and skincare, and limited edition offerings, including art inspired clothing and photography books and prints. We plan to launch with a focused assortment of six styles, which exudes the inspired, quiet confidence synonymous with our brand.

RETAIL

Engaging directly with customers is a core component of our business strategy. To accomplish this on a global level, we intend to develop a world-class and 100% direct-to-consumer customer experience that seamlessly connects the LOCL brand with passionate surfers throughout the world. In addition to a best-in-class cross-platform eCommerce experience, we will introduce integrated retail locations called LOCL Ocean Clubs in strategic global surfing locations. These locations include California, Hawaii, Australia, Bali, Brazil, South Africa, France and Japan. Inspired by the Rapha® Cycle Club, LOCL Ocean Clubs will be a combination of local art gallery, premium shop, professional surfing broadcast center and café – an upscale hub for international surfers, world travelers and ocean enthusiasts. We believe LOCL Ocean Clubs will prove to be exceptionally popular destinations and become known worldwide as the global home for the sport and culture of surfing.

DIGITAL

LOCL.com will embody the core tenets of our brand and reach a global audience with a unique and thoroughly modern digital experience. Our "Inside" features will take our audience to remote and not-so-remote locations throughout the world, and uncover authentic local stories. Our "Behind the Scenes" features will document what really goes down during primetime at some of the world's greatest waves. Our "History of Surfing" features will illuminate the surfing heritage of world-class locations. "Giving" and "Shop" sections will showcase our social and environmental commitment, and product innovation. Facebook®, Twitter®, Instagram® and other social media platforms will further connect us. Customers and visitors alike from around the world will come to recognize LOCL.com as their connection to the highest quality surfing apparel, documentary and community – a global source of time-honored progression with a uniquely personal and modern feel.

COMPETITION

We will compete on the basis of our premium and authentic brand image, highest-quality product line, target market focus, technical product innovation, and our inspirational community experience. We expect to directly compete with Patagonia®, a company with mountain roots, and which we greatly admire and respect. On a casual lifestyle level, we also expect to compete with James Perse® and several other non-ocean focused fashion brands. To a lesser extent, we will also compete with various surf-brands, the majority of which focus their marketing efforts on a significantly younger and less educated demographic. These brands include Volcom®, Billabong®, Hurley®, Quiksilver®, Hollister®, PacSun®, Rusty®, RVCA®, Rip Curl®, ...Lost® and O'Neill® among others. While these brands are well-known in surfing and malls, they do not effectively address the unique lifestyle, fit, quality, performance or experience expectations of our adult target market.

MARKETING

Our marketing is about stories and taking our customers *there*. Cafés and barrels in Hossegor, France; empty Atlantic lines and Portuguese wine in the Azores; and surf exploration and campfires in Western Australia are a few examples of our near-term plans. We intend to present our audience with rich, beautifully produced original content, which inspires and excites, and reaffirms their commitment to surfing. With lifestyle photography, films, writing, travel, products, and LOCL Ocean Clubs, we intend to embrace our customers with both surfing's storied heritage and its current progressive movement. We intend to partner with world-class photographers and filmmakers. We also intend to partner with Surfer and Malibu Magazines, and with public relations and social media influence firms. Magazine editorial exposure will connect us with millions of members of our target market. Additionally, we will take full advantage of social media, web marketing, and search optimization.

OPERATIONS

We will invest in and develop operational and technological capabilities that enhance our ability to serve our customers and manage our business. We plan to partner with a leading Omnichannel Commerce technology company to cost-effectively enable us to offer a world-class fully integrated customer experience. Additionally, we are currently evaluating strategic options related to enterprise resource planning (ERP), customer relationship management (CRM) and other technologies to ensure best-in-class operations. To make sure we "surprise and delight" our customers we intend to operate customer service and fulfillment in-house. We plan to base our headquarters in Southern California within close proximity to some of the most iconic waves in surfing including Malibu and Rincon. We will develop and continuously refine customer-oriented operations, and strive for world-class performance to strengthen both our customer experience and profitability.

LEADERSHIP

LOCL is led by a world-class team of passionate surfers and retail veterans from Deloitte Consulting, TPG Growth and lululemon®. Our Founder and CEO, Jonathan Rath, has 30+ years of global surfing experience, and is a leader in retail and consumer goods consulting. With 20+ years of post-MBA business experience, Jonathan has led transformational change for clients including Nike®, Levi Strauss & Co.®, Cabela's®, Design Within Reach®, TOMS Shoes®, Carter's® and the La Jolla Group® among others. Jonathan is advised by collaborators and friends David Mossé and Darrell Kopke. A retail veteran, David is currently Partner and General Counsel at the private equity firm TPG Growth. As General Manager of lululemon® from start-up through IPO, Darrell led many facets of the yoga brand's explosive growth. Darrell is currently Founder and CEO of Ædelhard®.

ORGANIZATION

We value integrity, innovation, passion, purpose, quality and design. We adhere to the following five strategies to embed these values into our DNA: (1) support employee personal and professional development, both individually and as teams; (2) develop a culture of learning, and risk taking; (3) reward successes as well as smart failures; (4) encourage continuous customer conversation; and (5) adhere to innovation processes. Additionally, we strive to make our organization known as a positive and rewarding place to work. A few of our specific strategies to make this a reality include: (1) make available health and other benefits for all team members; (2) compensate in the upper 25th percentile to attract and retain talent; (3) make professional advancement opportunities available throughout the organization; and (4) establish processes, policies and incentives, such as stock options, which align team members with our mission and business goals.

BOARD OF DIRECTORS

Establishing a corporation with integrity, transparency and high standards of excellence is one of our highest priorities. To accomplish and maintain this, our Board of Directors will create a set of standards and guidelines for our employees, officers and directors. Furthermore, we plan to create Management Committees, which will include certain members of our Board of Directors for certain areas of our business. For example, we will create an Operations Committee to determine how best to approach our capabilities for eCommerce, fulfillment, customer service and distribution. Every major corporate aspect of our business will be reviewed and agreed upon by our Board of Directors. This team will bring deep experience and expertise, which will meaningfully contribute to our success. The Board of Directors will also serve as a fiduciary for our shareholders, and will oversee all aspects of the management and governance of our business.

IMPORTANT INFORMATION

This document is intended to provide third parties with an introduction to LOCL Enterprises Inc. (a Delaware Corporation d/b/a LOCL). It does not purport to contain all of the information that may be required to evaluate LOCL Enterprises Inc.

Information disclosed herein should be considered proprietary and confidential. By accepting this document, each recipient acknowledges and agrees that: (1) such information will be kept strictly confidential; and (2) this presentation and such information will not be disclosed, distributed, forwarded, shared or reproduced without the express written permission of LOCL Enterprises Inc.

This presentation reflects our current intentions and best estimates, and includes forward looking statements. Actual results may differ materially from those stated herein. The information in this document is not complete and may be changed. This document is not an offer to sell securities, and we undertake no obligation to update the information in this document. References herein to “LOCL”, “the Company”, “we”, “us” and "our" are references to LOCL Enterprises Inc.

We have received Trademark Notices of Allowance for "LOCL" from the United States Patent and Trademark Office. Other product or company names mentioned herein may be the trademarks or service marks of their owners.

To contact us please email hello@locl.com or call 310-456-4575.